UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 6-K Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934 For the month of October, 2022 Commission File Number 001-14928 SANTANDER UK PLC (Translation of registrant's name into English) 2 Triton Square, Regent's Place, London NW1 3AN, England (Address of principal executive office) Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F . . . .X. . . . Form 40-F . . . . . . . . Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_ Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_ THE REGISTRANT HEREBY INCORPORATES ALL PARTS OF THIS REPORT ON FORM 6-K BY REFERENCE INTO REGISTRATION STATEMENT NO. 333-265891 FILED BY THE REGISTRANT WITH THE SECURITIES AND EXCHANGE COMMISSION ON FORM F-3ASR UNDER THE SECURITIES ACT OF 1933.

Consolidated information for Santander UK plc and its controlled entities

Santander UK plc is the principal subsidiary of Santander UK Group Holdings plc.

Summarised consolidated income statement	9M-22 £m	9M-21[1] £m
Net interest income	3,253	2,932
Non-interest income[2]	411	446
Total operating income	**3,664**	**3,378**
Operating expenses before credit impairment (charges) / write-backs, provisions and charges	(1,750)	(1,899)
Credit impairment (charges) / write-backs	(256)	170
Provisions for other liabilities and charges	(193)	(224)
Total operating credit impairment (charges) / write-backs, provisions and charges	**(449)**	**(54)**
Profit from continuing operations before tax	**1,465**	**1,425**
Tax on profit from continuing operations	(354)	(383)
Profit from continuing operations after tax	1,111	1,042
Profit from discontinued operations after tax	-	32
Profit after tax	**1,111**	**1,074**

Summarised balance sheet	30.09.22 £bn	31.12.21 £bn
Customer loans	216.3	207.3
Other assets[3]	72.0	79.8
Total assets	**288.3**	**287.1**
Customer deposits	184.2	186.2
Wholesale funding	69.5	65.2
Other liabilities	19.2	19.6
Total liabilities	**272.9**	**271.0**
Shareholders' equity	15.4	16.1
Total liabilities and equity	**288.3**	**287.1**

Other information	30.09.22	31.12.21
Total qualifying regulatory capital	£14.7bn	£14.8bn
Risk-weighted assets (RWAs)	£70.3bn	£67.1bn
Total capital ratio	20.9%	21.9%
RFB LCR	166%	166%
RFB DolSub LCR	161%	166%
Stage 3 ratio	1.22%	1.45%
ECL provision	£955m	£865m

The information contained in this report is unaudited and does not comprise statutory accounts within the meaning of section 434 of the Companies Act 2006 ('the Act'). The statutory accounts for the year ended 31 December 2021 have been filed with the Registrar of Companies. The report of the auditor on those statutory accounts was unqualified, did not draw attention to any matters by way of emphasis and did not contain a statement under section 498(2) or (3) of the Act.

1. Discontinued operations relate to the CIB segment which was moved to SLB under a Part VII banking business transfer scheme, completed on 11 October 2021.
2. Comprises 'Net fee and commission income' and 'Other operating income'.
3. 30 September 2022 includes £49m of property assets classified as held for sale.

Disclaimer Santander UK Group Holdings plc (Santander UK), Santander UK plc and Banco Santander caution that this announcement may contain forward- looking statements. Such forward-looking statements are found in various places throughout this announcement. Words such as “believes”, “anticipates”, “expects”, “intends”, “aims” and “plans” and other similar expressions are intended to identify forward-looking statements, but they are not the exclusive means of identifying such statements. Forward-looking statements include, without limitation, statements concerning our future business development and economic performance. These forward-looking statements are based on management’s current expectations, estimates and projections and Santander UK, Santander UK plc and Banco Santander caution that these statements are not guarantees of future performance. We also caution readers that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. We have identified certain of these factors in the forward- looking statements on page 238 of the Santander UK plc 2021 Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (SEC) on 7 March 2022. Investors and others should carefully consider the foregoing factors and other uncertainties and events. Undue reliance should not be placed on forward-looking statements when making decisions with respect to Santander UK, Santander UK plc, Banco Santander and/or their securities. Such forward-looking statements speak only as of the date on which they are made, and we do not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise. Statements as to historical performance, historical share price or financial accretion are not intended to mean that future performance, future share price or future earnings for any period will necessarily match or exceed those of any prior quarter. Santander UK is a frequent issuer in the debt capital markets and regularly meets with investors via formal roadshows and other ad hoc meetings. In line with Santander UK’s usual practice, over the coming quarter it expects to meet with investors globally to discuss this Quarterly Management Statement, the results contained herein and other matters relating to Santander UK. Nothing in this announcement constitutes or should be construed as constituting a profit forecast

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. SANTANDER UK PLC Dated: 27 October 2022 By / s / Duke Dayal Duke Dayal Chief Financial Officer